Mail Stop 3561

April 30, 2010

Kenneth A Hasija
President
Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019

> **Re:** **The Godspell LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed April 15, 2010**
> **File No. 024-10261**

Dear Mr. Hasija:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Circular

General

1.   We note your response to comment one in our letter dated March 25, 2010, and we partially re-issue that comment. Please revise your offering circular so that it complies with Release No. 33-6900 (June 17, 1991), particularly sections II.B.2.c, II.B.2.d, and II.B.2.g of the Release. For additional guidance, see Question 128.05 of the Securities Act Forms Compliance and Disclosure Interpretations, which is located at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

2.   We note your response to comment two that the company does not believe that
        the tax consequences are material to this offering. It continues to appear that the
        tax consequences are material to your offering. As previously requested, please
        add disclosure to the offering circular describing all material federal tax
        consequences and file a supporting tax opinion as an exhibit or provide us with a
        detailed analysis as to why you believe that the tax consequences are not material.
        We may have further comment.

3.   We note your response to comment 18. We also note your statement that the
        offering is being conducted on a minimum/maximum basis with the minimum
        offering of 45,000 units ($4,500,000) required for the offering to close.
        Additionally, we note that the accredited investors have the option of authorizing
        the immediate use of their investment and that those funds will not be deposited in
        the trust account. It does not appear to us that the company is conducting a
        minimum/maximum offering with a minimum offering of 45,000 units given that
        accredited investors can determine to invest in the offering and allow their funds
        given to the company for immediate use and their funds will not be deposited into
        the trust account. Please revise your offering circular to accurately describe the
        offering being conducted. The offering circular should be revised in all
        appropriate sections including the use of proceeds and plan of distribution section.
        We may have further comment.

Jurisdictions in Which Securities Are to be Offered

4.   We note your response to comment five. As previously requested, revise to
        address whether the securities have been or will be registered in the noted
        jurisdictions.

Unregistered Securities Issued or Sold Within One Year

5.   We note your response to comment six. Please revise to indicate when Todd
        Miller entered into the agreement to invest in the company. Also advise us when
        the managing member offered this investment to Todd Miller. File the front
        money agreement as an exhibit to the Offering Statement. We may have further
        comments.

6.   We note your response to comment four. Please revise the offering statement to
        include your response regarding Rule 3a4-1.

Cover Page

7.   We note your response to comment 11 in our letter dated March 25, 2010. Please
        add disclosure to that effect to the cover page.

Offering Circular Summary

Our Business, page 9

8.   We note your response to comment 14 in our letter dated March 25, 2010, and we
        re-issue that comment. Please revise your offering circular to address whether the
        company has acquired the rights in the Musical from the authors.

Risk Factors, page 14

Because the Broadway Production is a revival …, page 16

9.   Please revise to indicate the minimum number of performances required for the
        company to become entitled to share in the excess stock and amateur subsidiary
        rights earnings.

We may sell our entitlement to Excess Subsidiary Rights Income . . ., page 16

10.   We note both your response to comment 21 in our letter dated March 25, 2010,
        and your revised disclosure in risk factor number 10 on page 17. We re-issue the
        comment. We note your statement that "any such sale will be on terms deemed
        fair by the Managing Member." We also note that the Managing Member may be
        the purchaser of the Excess Subsidiary Rights Income. Please revise the
        appropriate section to address the conflicts of interest in connection with the sale
        of the Excess Subsidiary Rights Income to the Managing Member.

Use of Proceeds, page 23

11.   We note your response to comment 27 and the changes made to the offering
        circular that "while these allocations represent good faith projections at this time,
        they are subject to change." We reissue our comment that you may change the
        use of proceeds provided such reservation is due to certain contingencies that are
        specifically discussed and the alternatives to such uses are indicated.

Capitalization, page 25

12.   Please revise the introductory paragraph so that it accurately describes your
        revised tabular disclosure.

13.   We note your revised capitalization disclosure and response to comment 30 of our
        March 25, 2010 letter. Please tell us if you plan to expense your estimated
        offering costs of $90,000 or account for them as a deduction from offering
        proceeds, and revise your capitalization disclosure accordingly. In that regard,
        your revised table does not currently reflect the deduction of estimated offering
        costs as stated.

Distributions, page 27

14.   We note your statement that "the following is a general description of the material terms .…" Please revise your introductory paragraph to delete the word 'general' from the first sentence.

Recoupment Schedule, page 34

15.   We note your response to comment 41 in our letter dated March 25, 2010, and we re-issue that comment. We note that management has significant discretion with respect to the appropriate amount of reserves. Please revise your offering circular to clarify your assumptions regarding the amount of reserves.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Off Balance Sheet Arrangements, page 36

16.   We note your response to comment 55 of our letter dated March 25, 2010, and Note 4 – Front Money Investment that has been added to your financial statements. Please tell us why you believe the $85,000 front money investment does not represent an off balance sheet arrangement.

Management, page 45

17.   We note the basis for a return on a $1.00 investment for the prior productions in your response to comment 47. Please tell us if the amount shown as distributed for each prior production was after Investor Recoupment. In that regard, tell us if the $1,275,000 distributed for the Altar Boyz New York also includes distributions to investors of their initial capital contributions.

Certain Relationships and Related Party Transactions, page 48

18.   We note your statement that "if prospective investors have questions concerning the duties of the Managing Member, such prospective investor should consult with his or her counsel." Please note that you are required to clearly identify and explain the nature of the managing member's duties to the investors. Please revise as appropriate.

Procedures for Subscribing, page 55

19.   We note your response to comment 19 that "no negotiation of financial terms will occur during the Regulation A offering." We note your disclosure in this section indicates that the company reserves the right to negotiate and agree in writing with a limited number of Accredited Investors to permit the company to use their

capital for pre-production or production purposes prior to receipt of the minimum offering. Please revise to clarify the disclosure or advise us as necessary.

20.   We note your statement that "no Units will actually be issued to an Investor until the Minimum Offering is achieved and no prospective investor shall be a member of the Company or an Investor unless and until the Minimum offering is reached." Please advise us of the legal status of accredited investors under Delaware law who permit the company to immediately use their capital contributions prior to the receipt of the minimum offering. Are these 'investors' company creditors? What is their status in liquidation or dissolution of the company? We may have further comment.

Legal Matters, page 59

21.   We note your statement that "no prospective investor should construe the contents of this offering circular as legal advice …." Your statement appears to prevent investors from relying upon the company's legality opinion. Please revise to delete the noted statement or advise us why the statement is appropriate. We may have further comment.

Index to Financial Statements, page 60

22.   We note in your response to comment 23 of our letter dated March 25, 2010 that it is possible that the Managing Member, Davenport Theatrical Enterprises, Inc. would provide necessary funding. We further note in your response to comment 55 that the front money investor advanced $85,000 to the Company's Managing Member on or about December 29, 2009, to be used for pre-production and production activities relating to the Musical. It appears to us that there is a commitment to or reasonable possibility that the Company's Managing Member will provide the necessary funding, advance production expenses, fund cash flow deficits, or provide other direct or indirect financial assistance to the Company. Please file the balance sheet of the Managing Member as of its most recently completed fiscal year, or tell us how the inclusion of the balance sheet would not be meaningful to an investor's understanding.

Exhibits

23.   Please file the trust agreement as an exhibit to the offering statement.

Consent of Berman & Company, P.A., Ex. 10.1

24.   Please provide an updated consent from your independent registered public accountant for each amendment to your Form 1-A. Refer to Part III, Item 2.(10) of Form 1-A.

*****

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Heather Reid
        Fax: (212) 308-0642